SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated December 3, 2004, re France Telecom divests its stake in STMicroelectronics.

Press release

France Telecom divests its stake in STMicroelectronics

Paris, December 3, 2004 - France Telecom announces today that it has sold 30 million STMicroelectronics shares in a block trade transaction.

France Telecom therefore divests its remaining freely-transferable stake in STMicroelectronics N.V. which represents 3.3% of STMicroelectronics share capital.

France Telecom still owns 26.4 million shares underlying the bonds mandatorily exchangeable for STMicroelectronics shares due 6 August 2005.

Press contacts :

Nilou du Castel	+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
Caroline Chaize	+33 1 44 44 93 93
caroline.chaize@francetelecom.com

This is not a solicitation or an offer of securities for sale in the United States. The block trade shares may not be offered or sold in the Unites States, except pursuant to an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone : +33 1 44 44 93 93 Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 3, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information